The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Board is pleased to announce the unaudited results of the Group for the first three quarters ended 30 September 2003.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the first three quarters ended 30 September 2003.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the first three quarters ended 30 September 2003

		Unaudited
	Note	For the nine months ended 30 September 2003	For the six months ended 30 June 2003
		RMB’000	RMB’000
Operating Revenue (Turnover):
GSM Business		30,233,505	20,041,009
CDMA Business		11,551,815	7,207,722
Data and Internet Business		2,492,895	1,576,865
Long Distance Business		1,663,492	1,095,777
Paging Business		1,071,006	726,932

Total service revenue		47,012,713	30,648,305
Sales of telecommunications products		2,535,921	1,318,939

Total operating revenue		49,548,634	31,967,244

Operating expenses:
Leased lines and network capacities		(3,004,614)	(1,952,209)
Interconnection charges		(4,024,567)	(2,577,430)
Depreciation and amortization		(12,293,091)	(8,179,435)
Personnel		(3,363,539)	(2,224,348)
Selling and marketing		(10,600,269)	(6,737,895)
General, administrative and other expenses		(6,989,463)	(4,589,162)
Cost of telecommunications products sold		(2,639,192)	(1,428,650)

Total operating expenses		(42,914,735)	(27,689,129)

Operating profit		6,633,899	4,278,115
Interest income		135,674	104,909
Finance costs		(1,469,350)	(1,019,344)
Other expense, net		(22,391)	(9,985)

Profit before taxation		5,277,832	3,353,695
Taxation	2	(1,494,046)	(966,170)

Profit after taxation		3,783,786	2,387,525
Minority interests		1,423	(2,252)

Profit attributable to shareholders		3,785,209	2,385,273

Basic earnings per share (RMB)		0.302	0.190

Diluted earnings per share (RMB)		0.302	0.190

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

As of 30 September 2003

	Note	Unaudited As of 30 September 2003	Audited (As restated) As of 31 December 2002
		RMB’000	RMB’000

Non-current assets:
Property, plant and equipment, net		107,856,045	107,486,629
Goodwill	2	2,202,906	2,285,771
Other assets		6,008,006	7,018,223
Deferred tax assets		763,601	826,568
Investment securities		102,945	105,648
Investment in associated companies		3,814	3,814

Total non-current assets		116,937,317	117,726,653

Current assets:
Current portion of deferred tax assets	2	1,510,742	988,666
Amounts due from China United Telecommunications Corporation		105,158	—
Amounts due from related parties		1,061,847	1,137,847
Amounts due from domestic carriers		177,287	211,462
Prepayments and other current assets		3,665,360	2,573,764
Inventories		2,080,111	3,229,903
Accounts receivable, net		5,834,504	4,327,268
Trading securities		182,047	173,939
Short-term bank deposits		1,000,664	4,825,205
Cash and cash equivalents		10,628,159	14,433,498

Total current assets		26,245,879	31,901,552

Current liabilities:
Dividend payable		9,110	8,448
Payables and accrued liabilities		18,722,787	19,811,961
Amounts due to China United Telecommunications Corporation		—	562,633
Amounts due to related parties		537,057	409,663
Amounts due to domestic carriers		801,865	1,123,580
Current portion of obligations under finance leases		23,275	16,793
Current portion of long-term bank loans		6,804,356	5,459,505
Taxes payable		1,556,370	1,106,006
Advances from customers		5,771,674	6,240,225
Short-term loans from China United Telecommunications Corporation		—	724,127
Short-term bank loans		9,523,400	9,146,500

Total current liabilities		43,749,894	44,609,441

Net current liabilities		(17,504,015)	(12,707,889)

Total assets less current liabilities		99,433,302	105,018,764

Financed by:
Shareholders’ equity:
Share capital		1,331,371	1,331,371
Share premium		52,482,127	52,482,127
Reserves		1,300,065	1,300,065
Retained profits:
2002 proposed final dividend		—	1,255,300
Others	2	14,068,881	10,283,672

Shareholders’ equity		69,182,444	66,652,535

Minority interests		560,334	566,257

Non-current liabilities:
Long-term bank loans		29,580,580	37,686,162
Obligations under finance leases		100,115	101,302
Other long-term liabilities		9,829	12,508

Total long-term liabilities		29,690,524	37,799,972

		99,433,302	105,018,764

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the first three quarters ended 30 September 2003

		Unaudited
	Note	For the nine months ended 30 September 2003	For the six months ended 30 June 2003
		RMB’000	RMB’000
Net cash inflow from operations	(a)	19,126,382	13,425,596
Interest received		160,664	125,200
Interest paid		(1,932,355)	(1,348,929)
Dividends received		2,531	2,531
Dividends paid to minority owners of subsidiaries		(3,839)	(1,732)
PRC income tax paid		(1,203,937)	(899,729)

Net cash inflow from operating activities		16,149,446	11,302,937

Investing activities
Purchase of property, plant and equipment		(15,167,700)	(10,744,473)
Sale of property, plant and equipment		11,269	8,049
Decrease in short-term bank deposits		3,824,541	3,120,438
Payment of acquisition cost of Unicom New Century		(42,029)	(42,029)
Purchase of trading securities		(84,065)	(83,857)
Sale of trading securities		79,055	79,055
Sale of investment securities		6,048	6,048
Purchase of other assets		(218,646)	(156,758)

Net cash outflow from investing activities		(11,591,527)	(7,813,527)

Financing activities
Decrease of short-term loans to China United Telecommunications Corporation		(724,127)	(724,127)
Proceeds from short-term bank loans		7,817,593	4,793,366
Proceeds from long-term bank loans		6,476,820	3,505,447
Repayment of short-term bank loans		(8,164,820)	(3,874,500)
Repayment of long-term bank loans		(12,513,424)	(10,158,616)
2002 final dividends paid		(1,255,300)	(1,255,300)

Net cash outflow from financing activities		(8,363,258)	(7,713,730)

Net decrease in cash and cash equivalents		(3,805,339)	(4,224,320)
Cash and cash equivalents, beginning of year		14,433,498	14,433,498

Cash and cash equivalents, end of period		10,628,159	10,209,178

Analysis of the balances of cash and cash equivalents:
Cash balance		11,787	5,547
Bank balance		10,616,372	10,203,631

		10,628,159	10,209,178

(a)                  The reconciliation of profit before taxation to net cash inflow from operations is as follows:

	Unaudited
	For the nine months ended 30 September 2003	For the six months ended 30 June 2003
	RMB’000	RMB’000

Profit before taxation	5,277,832	3,353,695
Adjustments for:
Depreciation and amortization	12,293,091	8,179,435
Amortization of deferred customer acquisition costs of contractual CDMA subscribers	4,773,135	3,104,225
Interest income	(135,674)	(104,909)
Interest expense	1,455,274	1,004,362
Loss on disposal of property, plant and equipment	57,999	46,011
Provision for impairment of property, plant and equipment	535,068	535,068
Provision for doubtful debts	1,406,103	854,954
Dividends from investment securities	(2,531)	(2,531)
Realized gains on trading securities	(7,902)	(7,902)
Unrealized loss/(gains) on trading securities	4,804	(14,489)
Realized gains on investment securities	(3,345)	(3,345)

Operating profit before working capital changes	25,653,854	16,944,574
Increase in accounts receivable	(2,913,339)	(893,224)
Decrease in inventories	1,149,792	1,353,268
Increase in other assets	(3,439,379)	(2,539,986)
Increase in prepayments and other current assets	(1,630,865)	(864,649)
Decrease/(increase) in amounts due from domestic carriers	34,175	(62,098)
(Increase)/decrease in amounts due from related parties	(29,158)	71,663
Increase/(decrease) in payables and accrued liabilities	1,526,807	(561,372)
Decrease in advances from customers	(468,551)	(677,140)
(Decrease)/increase in amounts due to domestic carriers	(321,715)	43,118
(Decrease)/increase in amounts due to related parties	(435,239)	611,442

Net cash inflow from operations	19,126,382	13,425,596

Notes

1.                      Basis of presentation

The principal activities of the Company are investment holding and the Company’s subsidiaries are mainly engaged in the provision of GSM and CDMA cellular, data, Internet, long distance and paging services in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”.

In 2002, the Company acquired the entire interests of Unicom New Century Telecommunications Corporation Limited (“Unicom New Century”), a limited liability company established in the PRC. The effective date of this acquisition was 31 December 2002, accordingly, the operating results of Unicom New Century have been included in the unaudited condensed consolidated income statement of the Group since 1 January 2003.

2.                      Change in accounting policy

As of 1 January 2003, the Group adopted the new Statements of Standard Accounting Practice 12 (“SSAP 12”), Income Taxes, issued by the Hong Kong Society of Accountants which is effective for periods commencing on or after 1 January 2003. The adoption of the new SSAP 12 in 2003 represents a change in accounting policy and has been applied retrospectively. This resulted in an increase of opening retained profits by approximately RMB405,300,000 as of 1 January 2003 which represented the deferred tax assets related to the provision for doubtful debts previously not recognized. This change has resulted in an increase in deferred tax assets at 1 January 2003 by approximately RMB405,300,000 and an increase of profit by approximately RMB32,140,000 for the year ended 31 December 2002.

In addition, the adoption of SSAP 12 also resulted in an increase of the deferred tax assets of Unicom New Century as of 31 December 2002 by approximately RMB80,448,000, which had reduced the goodwill recorded by the Group arising from the acquisition of Unicom New Century on 31 December 2002 accordingly.

3.                      Related party transactions

For the nine months ended 30 September 2003, the Group incurred recurring related party transactions with its related parties of which approximately RMB970,520,000 were included in operating revenue and approximately RMB2,688,041,000 were included in operating expenses.

FINANCIAL RESULTS’ OUTLINE

For the first three quarters ended 30 September 2003, the company demonstrated continued rapid development in all aspects of business segments, and were in line with the determined operational mission. The company has coordinated the development in GSM and CDMA businesses, actively pursued the launch of value-added cellular business, and proved conclusively that the company has benefited from operating the highly integrated businesses.

Operating Revenue

Operating revenue for the third quarter ended 30 September 2003 was RMB17.58 billion. The total for the first three quarters was RMB49.55 billion, representing 122.1 percent of the total for 2002, and 98.6 percent of the pro forma total for 2002. (“the pro forma total for 2002” hereinafter referred to the inclusive of the operating results from Unicom New Century, acquired by the company in 2002.)

GSM Cellular Business continued to maintain its steady increase. Net additions of subscribers for the third quarter were 1.917 million, thus the total net additions of subscribers for the first three quarters were 8.115 million, resulting in a total of 61.58 million subscribers as of 30 September 2003. Operating revenue from this business was RMB10.39 billion in this quarter. The total for the first three quarters was RMB30.91 billion. The average minutes of usage (“MOU”) per subscriber per month was 171.8 minutes. The average revenue per subscriber per month (“ARPU”) was RMB57.9.

A significant increase was noted this quarter in terms of the CDMA Cellular subscribers. Net additions of subscribers for CDMA Cellular Business were 3.365 million for this quarter, thus the total net additions of subscribers for the first three quarters were 7.098 million, resulting in a total of 13.343 million subscribers as of 30 September 2003. Operating revenue from this business for this quarter was RMB4.96 billion. The total for the first three quarters was RMB12.81 billion. The average MOU per subscriber per month was 350.6 minutes. The ARPU was RMB138.1.

In the first three quarters, the company’s total minutes of outgoing international and domestic long distance calls reached 13.71 billion minutes. The company had a total of 11.249 million Internet subscribers. Operating revenue from Long Distance, Data and Internet Business for the first three quarters was RMB4.16 billion.

Operating revenue from Paging Business for the first three quarters to September 2003 was RMB1.67 billion, of which RMB0.54 billion was generated by new services.

Operating Expense and Finance Costs

Operating expense and finance costs for this quarter was RMB15.66 billion. The total for the first three quarters was RMB44.27 billion. This represented 129.2 percent of the total for 2002, and 101.9 percent of the pro forma total for 2002. Within this category, selling and marketing expenses accounted for RMB10.60 billion, for which RMB4.77 billion was the amortization expense of the deferred customer acquisition costs of certain CDMA contractual subscribers.

Profit attributable to shareholders

The company’s profit before taxation for the third quarter was RMB1.92 billion. The total for the first three quarters was RMB5.28 billion, representing 83.7 percent of the total for 2002, and 77.6 percent of the pro forma total for 2002.

Profit before taxation from GSM Cellular Business for the third quarter was RMB1.76 billion. The total for the first three quarters was RMB5.77 billion. This represented 90.9 percent of the total for 2002, and 76.8 percent of the pro forma total for 2002. Profit before taxation from CDMA Cellular Business for the third quarter was RMB20 million. The total for the first three quarters was a loss of RMB0.57 billion. This represented 55.0 percent of the total loss for 2002, and 37.9 percent of the pro forma total loss for 2002. Profit before taxation from Long Distance, Data and Internet Business for the third quarter was RMB0.30 billion. The total for the first three quarters was RMB1.13 billion, representing 87.8 percent of the total for 2002. Loss from Paging Business for the third quarter was RMB0.15 billion. The total loss for the first three quarters was RMB1.03 billion. The company made a RMB0.56 billion provision for the impairment loss and loss on disposal of Paging Business assets during the year. The resulting operating loss from this business amounted to RMB0.47 billion, representing 80.8 percent of the total loss for 2002.

The company’s net profit for the third quarter was RMB1.40 billion. The total for the first three quarters was RMB3.79 billion. This represented 82.3 percent of the total for 2002, and 75.1 percent of the pro forma total for 2002.

EBITDA for the third quarter of 2003 was RMB6.47 billion. The total for the first three quarters was RMB18.93 billion. The EBITDA margin (i.e. EBITDA as a percentage of operating revenue) was 38.2 percent. Excluding the effect of the CDMA Cellular Business operated through leasing of CDMA network capacity, the EBITDA margin was 52.3 percent. GSM Cellular Business’s EBITDA margin was 54.8 percent.

CAUTION STATEMENT

The Board wishes to remind investors that the financial statements and the financial results’ outline for the first three quarters ended 30 September 2003 are based on the Group’s internal records and management accounts. The financial statements for the first three quarters ended 30 September 2003 have not been reviewed or audited by the auditors and the financial data for the six months ended 30 June 2003 was extracted from the unaudited financial statements contained the interim announcement dated 28 August 2003. Investors are cautioned not to unduly rely on financial data, statistics and comparisons for the first three quarters ended 30 September 2003. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board
CHINA UNICOM LIMITED
Yee Foo Hei
Company Secretary

29 October 2003, Hong Kong